Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

July 31, 2018

VIA:    EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Frank Pigott, Esq.

RE:	urban-gro, Inc.; Amendment No. 2 to Registration Statement on Form S-1/A Filed July 11, 2018 SEC File No. 333-224948

Dear Mr. Pigott:

Filed electronically on behalf of urban-gro, Inc. (the “Registrant” or “Company”) is Amendment No. 2 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of July 24, 2018. This letter describes the Registrant’s response to each comment and the location in the Amendment where the changes have been made. All references to page numbers are to the redlined Amendment that has been forwarded to you under separate cover.

Form S-1/A, filed July 11, 2018

Liquidity and Capital Resources

(Page 20)

1. The page numbering on the filed copy of the Amendment No. 1 was off, as page 38 was not included. However, it was only the page numbering that was off. There was no disclosure omitted in Amendment No. 1. The relevant disclosure in the Amendment has been revised to reflect positive cash flow from operations in 2018, as well as to include a discussion of cash flow for the three month period ended March 31, 2018 and 2017. Please see page 23.

Soleil Control – Focus on Vertical Integration

(Page 27)

2. The Amendment includes new disclosure expanding upon more fully explaining the description of the products that the Registrant launched in the second calendar quarter of 2018, as well as additional products to be launched in the future. See page 29.

Growth by Acquisitions

(Page 30)

3. The Registrant has no agreement with any third party to engage in any type of consolidation transaction with any third party at this time. As disclosed, the Registrant is involved in initial discussions with one or two potential acquisitions where the Registrant is the acquirer. However, also as disclosed in the Amendment, these discussions are preliminary only and no due diligence has been performed by either party on the other and no terms have been agreed and no acquisition is probable as of the date hereof. All of this information is included in the Amendment. See page 33.

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Certain Relationships and Related Transactions

(Page 42)

4. The transactions referenced in the staff’s comment applicable hereto are between the Registrant and Bravo, the company owned by the two principal shareholders of the Registrant. However, neither of these individuals has a direct pecuniary interest arising out of their respective ownership of Bravo. Therefore, there is no dollar amount or value of their interests. The disclosure on this issue in the Amendment has been enhanced to indicate that Bravo is owned 100% by Messrs. Nattrass and Gutierrez. See page 40.

Financial Statements

Note 9- Notes Payable and Current Portion of Notes Payable

(Page F-14)

5. The Registrant does not classify the loan issued by a Selling Shareholder as a related party transaction. The applicable Selling Shareholders do not meet the requirements included in Regulation S-K to be classified as a related party because the aggregate holdings of each such Selling Shareholders is nominal and not material.

Item 15. Recent Sale of Unregistered Securities

(Page 11-1)

6. Disclosure has been added into the Amendment in the notes to the March 2018 financial statements, as well as in Item 15. See pages 76.

7. The disclosure under Item 15 in Part II of the Amendment has been enhanced to include all of the disclosure required by Item 701 of Regulation S-K. See page 76.

Based on the foregoing responses to the staff's letter of comment and the revisions made by this Amendment we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.

Thank you for your continued cooperation. If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

s/ Andrew I. Telsey

For the Firm

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